UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2021

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 16, 2021, Jumia Technologies AG published the invitation to an extraordinary shareholders meeting to be held on March 11, 2021. A copy of the invitation is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Invitation to Jumia Technologies AG’s extraordinary shareholders meeting to be held on March 11, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Sacha Poignonnec
	Name:	Sacha Poignonnec
	Title:	Co-Chief Executive Officer and Member of the Management Board

Date: February 16, 2021